DHX Media Ltd.

Consolidated Financial Statements
June 30, 2019
(expressed in thousands of Canadian dollars)

September 23, 2019

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of DHX Media Ltd. (the “Company”) are the responsibility of management and have been approved by the Board of Directors (the “Board”). The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility through its Audit Committee. The Audit Committee reviews the Company’s consolidated financial statements and recommends their approval by the Board.

The Audit Committee is appointed by the Board and all of its members are independent directors. It meets with the Company’s management and reviews internal control and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the consolidated financial statements to the Board for approval.

The consolidated financial statements have been prepared by management in accordance with International Accounting Standards as issued by the International Accounting Standards Board. When alternative methods of accounting exist, management has chosen those it deems most appropriate in the circumstances. The consolidated financial statements include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the consolidated financial statements, management must make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

PricewaterhouseCoopers LLP, appointed as the Company's auditors by the shareholders, has audited these consolidated financial statements and their report follows.

(signed) “Eric Ellenbogen”	(signed) “Doug Lamb”
Chief Executive Officer	Chief Financial Officer
New York, New York	Toronto, Ontario

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of DHX Media Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of DHX Media Ltd. and its subsidiaries (together, the Company) as of June 30, 2019 and 2018, and the related consolidated statements of changes in equity, income (loss), comprehensive income (loss), and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019 and 2018, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).
Change in Accounting Principles
As discussed in note 3 to the consolidated financial statements, the Company changed the manner in which it recognizes revenue and the manner in which it accounts for financial instruments in 2019.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
(signed) "PricewaterhouseCoopers LLP"
Chartered Professional Accountants, Licensed Public Accountants

Halifax, Nova Scotia, Canada September 23, 2019

We have served as the Company's auditor since 2005.
PricewaterhouseCoopers LLP
Cogswell Tower, 2000 Barrington Street, Suite 1101, Halifax, Nova Scotia, Canada B3J 3K1
T: +1 902 491 7400, F: +1 902 422 1166, www.pwc.com/ca
 “PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

DHX Media Ltd.
Consolidated Balance Sheet
As at June 30, 2019 and 2018

(expressed in thousands of Canadian dollars)

	June 30, 2019	June 30, 2018
	$	$
Assets

Current assets

Cash	39,999	46,550
Amounts receivable (note 6)	265,710	251,538
Prepaid expenses and other	7,182	8,580
Investment in film and television programs (note 7)	148,561	186,008

	461,452	492,676

Long-term amounts receivable (note 6)	14,318	18,789
Acquired and library content (note 8)	118,247	147,088
Property and equipment (note 9)	19,352	30,436
Intangible assets (note 10)	465,832	546,997
Goodwill (note 11)	239,754	240,806

	1,318,955	1,476,792
Liabilities

Current liabilities

Bank indebtedness (note 12)	—	16,350
Accounts payable and accrued liabilities	103,487	130,545
Deferred revenue	64,299	47,552
Interim production financing (note 12)	92,448	93,683
Current portion of long-term debt and obligations under finance leases (note 12)	11,007	10,524

	271,241	298,654

Long-term debt and obligations under finance leases (note 12)	523,061	746,046
Other long-term liabilities	8,269	13,621
Deferred income taxes (note 15)	16,406	17,679

	818,977	1,076,000

Shareholders’ Equity
Equity attributable to shareholders of the Company	243,033	315,078
Non-controlling interest (note 16)	256,945	85,714

	499,978	400,792

	1,318,955	1,476,792

The accompanying notes form an integral part of these consolidated financial statements.

DHX Media Ltd.
Consolidated Statement of Changes in Equity
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars)

	Common shares $	Contributed surplus $	Accumulated other comprehensive income (loss) $	Retained earnings (deficit) $	Non-controlling interest $	Total $

Balance - June 30, 2017	304,320	26,310	(21,596)	20,263	86,556	415,853

Net (loss) income	—	—	—	(14,060)	7,312	(6,748)
Other comprehensive income	—	—	6,978	—	—	6,978

Comprehensive income (loss)	—	—	6,978	(14,060)	7,312	230

Common shares issued	428	(200)	—	—	—	228
Dividends	419	—	—	(10,734)	—	(10,315)
Share-based compensation (note 13)	—	2,950	—	—	—	2,950
Non-controlling interest on acquisition of subsidiaries	—	—	—	—	4,036	4,036
Distributions to non-controlling interests	—	—	—	—	(12,190)	(12,190)

Balance - June 30, 2018	305,167	29,060	(14,618)	(4,531)	85,714	400,792

Adoption of IFRS 9 (note 3)	—	—	—	(1,049)	—	(1,049)
Adoption of IFRS 15 (note 3)	—	—	481	(5,823)	—	(5,342)

Balance - July 1, 2018	305,167	29,060	(14,137)	(11,403)	85,714	394,401

Net (loss) income	—	—	—	(101,494)	23,292	(78,202)
Other comprehensive loss	—	—	(5,845)	—	—	(5,845)

Comprehensive (loss) income	—	—	(5,845)	(101,494)	23,292	(84,047)

Common shares issued	1,991	(1,176)	—	—	—	815
Share-based compensation (note 13)	—	1,354	—	—	—	1,354
Disposal of interest in subsidiary, net of transaction costs and taxes (note 16)	—	—	—	39,516	174,596	214,112
Distributions to non-controlling interests	—	—	—	—	(26,657)	(26,657)

Balance - June 30, 2019	307,158	29,238	(19,982)	(73,381)	256,945	499,978

The accompanying notes form an integral part of these consolidated financial statements.

DHX Media Ltd.
Consolidated Statement of Income (Loss)
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars, except for amounts per share)

	June 30, 2019	June 30, 2018
	$	$
Revenues (note 24)	439,800	434,416

Expenses (note 18)
Direct production costs and expense of film and television produced	253,003	244,244
Amortization of acquired and library content (note 8)	14,431	15,916
Amortization of property and equipment and intangible assets	22,651	24,174
Development, integration and other	1,661	10,554
Write-down of investment in film and television programs and acquired and library content and impairment of intangible assets (note 7, 8, 10)	104,871	12,027
Selling, general and administrative	81,121	86,200
Finance costs (note 17)	52,236	50,109
Change in fair value of embedded derivative	(7,185)	(11,251)
Foreign exchange (gain) loss	(1,081)	7,700

	521,708	439,673

Loss before income taxes	(81,908)	(5,257)

(Recovery of) provision for income taxes
Current income taxes (note 15)	(1,770)	2,166
Deferred income taxes (note 15)	(1,936)	(675)

	(3,706)	1,491

Net loss	(78,202)	(6,748)

Net income attributable to non-controlling interests (note 16)	23,292	7,312

Net loss attributable to shareholders of the Company	(101,494)	(14,060)

Basic loss per common share (note 22)	(0.75)	(0.10)

Diluted loss per common share (note 22)	(0.75)	(0.10)

The accompanying notes form an integral part of these consolidated financial statements.

DHX Media Ltd.
Consolidated Statement of Comprehensive Income (Loss)
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars)

	June 30, 2019	June 30, 2018
	$	$

Net loss	(78,202)	(6,748)

Other comprehensive (loss) income

Items that may be subsequently reclassified to the statement of (loss) income
Foreign currency translation adjustment	(5,845)	6,978

Comprehensive (loss) income	(84,047)	230

The accompanying notes form an integral part of these consolidated financial statements.

DHX Media Ltd.
Consolidated Statement of Cash Flows
For the year ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars)

	June 30, 2019	June 30, 2018
	$	$
Cash provided by (used in)

Operating activities
Net loss for the year	(78,202)	(6,748)
Charges (credits) not involving cash
Amortization of property and equipment	8,331	8,828
Amortization of intangible assets	14,320	15,346
Unrealized foreign exchange loss (gain)	1,341	(3,295)
Amortization of deferred financing fees	3,628	4,992
Accretion on tangible benefit obligation	420	539
Share-based compensation	1,354	2,950
Deferred share units expensed	244	—
Write-down of term facility unamortized issue costs	7,641	—
Accretion expense	3,098	2,276
Change in fair value of embedded derivative	(7,185)	(11,251)
Deferred tax recovery	(1,936)	(675)
Write-down of acquired and library content	12,928	3,402
Write-down of investment in film and television programs	24,217	7,566
Impairment of intangible assets	67,726	1,059
Amortization of acquired and library content	14,431	15,916
Gain on sale of assets	(6,499)	—
Net investment in film and television programs (note 23)	9,274	4,471
Net change in non-cash balances related to operations (note 23)	(30,602)	(32,012)
Cash provided by operating activities	44,529	13,364

Financing activities
Common shares issued, net of withholding taxes	815	228
Dividends	—	(10,315)
(Repayment of) proceeds from bank indebtedness	(16,350)	16,350
Repayment of interim production financing	(1,235)	(7,541)
Distributions to non-controlling interests	(26,657)	(12,190)
Payment of debt issue costs	—	(539)
Decrease in cash held in trust	—	239,877
Proceeds on sale of interest in a subsidiary, net of cash fees paid (note 16)	218,088	—
Repayment of long-term debt and obligations under finance leases	(229,992)	(236,763)
Cash used in financing activities	(55,331)	(10,893)

Investing activities
Business acquisitions, net of cash acquired	(2,696)	(7,641)
Proceeds on sale of assets, net of transaction costs	12,592	—
Acquisition of property and equipment	(1,247)	(2,426)
Acquisition of intangible assets	(4,252)	(8,539)
Cash provided by (used in) investing activities	4,397	(18,606)

Effect of foreign exchange rate changes on cash	(146)	542

Net change in cash during the year	(6,551)	(15,593)

Cash - Beginning of the year	46,550	62,143

Cash - End of the year	39,999	46,550
Supplemental information (note 23)
The accompanying notes form an integral part of these consolidated financial statements.

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

1	Nature of business
DHX Media Ltd. (the “Company”) is a public company, and the ultimate parent, whose common shares are traded on the Toronto Stock Exchange (“TSX”), admitted on May 19, 2006, under the symbol DHX. On June 23, 2015, the Company commenced trading its Variable Voting Shares on the NASDAQ Global Trading Market (“NASDAQ”) under the symbol DHXM. The Company, incorporated on February 12, 2004 under the laws of the Province of Nova Scotia, Canada, and continued on April 25, 2006 under the Canada Business Corporation Act, develops, produces and distributes films and television programs for the domestic and international markets; licenses its brands in the domestic and international markets; broadcasts films and television programs in the domestic market; and manages copyrights, licensing and brands for third parties. The address of the Company’s head office is 5657 Spring Garden Road, Unit 505, Halifax, Nova Scotia, B3J 3R4.

2	Basis of preparation
These consolidated financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), on a going concern basis. The accounting policies applied in these consolidated financial statements were based on IFRS issued and outstanding as at June 30, 2019.
These consolidated financial statements have been authorized for issuance by the Board of Directors on September 23, 2019.

3	Significant accounting policies, judgments and estimation uncertainty
The significant accounting policies used in the preparation of these financial statements are described below:
Basis of measurement
The consolidated financial statements have been prepared under a historical cost basis, except for certain financial assets and financial liabilities, including derivative instruments that are measured at fair value.
Consolidation
The consolidated financial statements include the accounts of the Company and all entities that it controls. DHX Media controls an entity: i) when it has the power to direct the activities of the entity that have the most significant impact on the entity's risks and/or returns; ii) where it is exposed to significant risks and/or returns arising from the entity; and iii) where it is able to use its power to affect the risks and/or returns to which it is exposed. The consolidated financial statements of all subsidiaries are prepared for the same reporting period, using consistent accounting policies. Intercompany accounts, transactions, income and expenses and unrealized gains and losses resulting from transactions among the consolidated companies have been eliminated upon consolidation.
Subsidiaries are fully consolidated from the date on which control is obtained by the Company and are de-consolidated from the date that control ceases.
Non-controlling interest represents the portion of a subsidiary's earning and losses and net assets that is not held by the Company.

(1)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

Foreign currency translation

(i)	Functional and presentation currency

Items included in the consolidated financial statements of each consolidated entity of the Company are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Primary and secondary indicators are used to determine the functional currency (primary indicators have priority over secondary indicators). The primary indicator which applies to the Company is the currency that mainly influences revenues and expenses. Secondary indicators include the currency in which funds from financing activities are generated. The Company operates material subsidiaries in three currency jurisdictions including the Canadian dollar, the US dollar, and the UK pound sterling. An assessment of the primary and secondary indicators for each subsidiary is performed to determine the functional currency of the subsidiary, which are then translated to Canadian dollars, the Company's presentation currency. The financial statements of consolidated entities that have a functional currency other than Canadian dollars (“foreign operations”) are translated into Canadian dollars as follows:

(a)	assets and liabilities - at the closing rate at the date of the balance sheet; and

(b)	income and expenses - at the average rate for the period.

All resulting exchange differences are recognized in other comprehensive income (loss) as foreign currency translation adjustments.
When the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If the Company disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary is reallocated between controlling and non-controlling interests.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation, at year-end exchange rates, of monetary assets and liabilities denominated in currencies other than the functional currency are recognized in the consolidated statement of income (loss).

(2)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

Revenue recognition
Revenue is recognized at an amount that reflects the expected consideration receivable in exchange for transferring goods or services to a customer by applying the following five steps:
1.identify the contract with a customer;
2.identify the performance obligations in the contract;
3.determine the transaction price;
4.allocate the transaction price to the performance obligations in the contract; and
5.recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue excludes sales taxes and other amounts that are collected on behalf of third parties and is recorded when control of a product or service is transferred to a customer.
For initial broadcast license rights related to proprietary production titles, an assessment is made at the execution of each contract to determine whether: i) the performance obligations are satisfied over time, or ii) the performance obligations are satisfied at a point in time. Performance obligations are satisfied over time during the production of the title when the customer can exert control over the production process and the Company’s ability to generate other revenues from the title are limited based on the remaining rights held and the nature of the show. Revenue is recognized using the percentage-of-completion method when performance obligations are satisfied over time. Performance obligations that are not satisfied over time are satisfied at a point in time, which generally occurs when the production is completed, available to the customer and the customer has the contractual right to broadcast or stream the content. When performance obligations are satisfied at a point in time, revenue is recognized when all of the aforementioned recognition criteria are met.
Revenue from the sale of broadcast license rights to third parties is recognized when the licensed content is available to the customer and the customer has the contractual right to broadcast or stream the content.
Revenue from production services for third parties is recognized using the percentage-of-completion method. Percentage-of-completion recognizes revenues based upon the proportion of costs incurred in the current period to total expected costs.
Royalty revenue is accrued for royalty streams when the amount of revenue can be reliably measured based on relevant agreements and statements received from third party agents, and the underlying sales activity generating the royalty revenue has occurred.
Revenue from the management of copyrights, licensing and brands for third parties through representation agreements is recognized when the amount of revenue can be reliably measured and the services have been performed.
Minimum guarantees received on its merchandising and consumer brand licenses are deferred and recognized as revenue over the term of the license period.
License renewals or extensions are recognized when the licensed content becomes available under the renewal or extension.
Amounts received or advances currently due pursuant to a contractual arrangement, which have not yet met the criteria established to be recognized as revenue, are recorded as deferred revenue.
Revenue is recognized at the transaction price, which is adjusted for the consideration of the time value of money if the timing of payments provides the customer with a significant financing component.

(3)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

Principal versus agent revenue
The Company evaluates each arrangement with third parties to determine whether revenue should be reported on a gross or net basis by determining whether the nature of its promise is a performance obligation to provide the specified goods or services itself (principal) or to arrange for those goods or services to be provided by the other party (agent). An assessment of each specified good or service promised to the customer is made separately. Where the Company acts as the principal in an arrangement, revenues are reported on a gross basis and revenues and expenses are classified accordingly in the consolidated statement of income (loss). Conversely, where the Company acts as the agent in an arrangement, revenues are reported on a net basis and presented net of any related expenses or costs.
The most significant considerations to determine whether the Company acts as principal or agent include: i) whether the Company controls the specified good or service before it is transfered to the customer; ii) whether the Company is primarily responsible for fulfilling the promise to provide the specified good or service and the acceptability of such good or service; iii) whether the entity has inventory risk (or equivalent); and iv) whether the entity has latitude in establishing prices for the specified good or service.
Investment in film and television programs
Investment in film and television programs represents the balance of costs of film and television programs which have been produced by the Company or for which the Company has invested in distribution rights and the Company’s right to participate in certain future cash flows of film and television programs produced and distributed by other unrelated parties.

Costs of investing in and producing film and television programs are capitalized. The costs are measured net of federal and provincial program contributions earned and are charged to income using a declining balance method of amortization. For film and television programs produced by the Company, capitalized costs include all direct production and financing costs incurred during production that are expected to benefit future periods. Financing costs are capitalized to the costs of a film or television program until substantially all of the activities necessary to prepare the film or television program for delivery are complete. Production financing provided by third parties that acquire participation rights is recorded as a reduction of the cost of the production.

The rates used for the declining-balance method of amortization range from 40% to 100% at the time of initial episodic delivery and at rates ranging from 10% to 30% annually thereafter. The determination of the rates is based on the expected economic useful life of the film or television program, and includes factors such as the ability to license rights to broadcast rights programs in development and availability of rights to renew licenses for episodic television programs in subsequent seasons, as well as the availability of secondary market revenue.

Investments in film and television programs are accounted for as inventory and classified within current assets. The normal operating cycle of the Company can be greater than 12 months.

The investment in film and television programs is measured at the lower of cost and net realizable value. The net realizable value is determined using estimates of future revenues net of future costs. A write-down is recorded equivalent to the amount by which the costs exceed the estimated net realizable value of the film or television program.

Acquired and library content
Acquired and library content represents the balance of acquired film and television programs. Acquired and library content typically has minimal ongoing costs to maintain the content, and is charged to income using a declining-balance method of amortization.

(4)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

The rates used for the declining-balance method of amortization range from 10% to 20% annually. The determination of rates is based on the expected economic useful life of the film or television program, and includes factors such as the availability of rights to renew licenses for television programs in various territories, as well as the availability of secondary market revenue.

Acquired and library content is accounted for as an intangible asset and classified within long-term assets.

Acquired and library content is tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value-in-use, being the present value of the expected future cash flows of the asset. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Broadcast rights
Program and film rights for broadcasting are purchased on a fixed cost basis. The asset and liability for fixed cost purchases are recognized at the time the rights are known and determinable, and if they are available for airing. The cost of fixed program and film rights is expensed over the lesser of the availability period and the maximum period that varies depending upon the type of program, generally ranging from 24 to 60 months based on the expected pattern of consumption of the economic benefit.

In the event that the recognition criteria for fixed cost purchases described above are not met and the Company has already paid amounts to obtain future rights, such amounts are considered as prepaid program and film rights and are included as prepaids on the consolidated balance sheet.

Broadcast rights are tested for impairment on a title-by-title basis if events or changes in circumstances indiate that the carrying amount may exceed its recoverable amount. Any shortfall between the recoverable amount from future cash flows from the distribution rights and the carrying value is written off as an impairment expense on the consolidated statement of income (loss) in the period in which the decline in value becomes evident.

Accrued participation payables
Included in accounts payable and accrued liabilities are accrued participation payables.  Accrued participation payables reflect the legal liability due as at the balance sheet date, calculated as the participation owing on cash collected and accounts receivable amounts.

Deferred financing fees and debt issue costs
Debt issue costs related to bank indebtedness are recorded as a deferred charge and amortized, using the straight-line method, over the term of the related bank indebtedness and the expense is included in finance costs in the consolidated statement of income. Debt issue costs related to long-term debt are recorded as a reduction to the carrying amount of long-term debt and amortized using the effective interest method and the expense is included in finance expense.
Business combinations
The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Acquisition-related costs are expensed as incurred.

(5)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

Any contingent consideration to be transferred by the group is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognized either in profit or loss or as a change to other comprehensive income (loss). Contingent consideration that is classified as equity is not re-measured, and its subsequent settlement is accounted for within equity.
Goodwill is initially measured as the excess of the aggregate of the fair value of consideration transferred over the fair value of identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.
Development costs
Development costs include costs of acquiring film rights to books, stage plays or original screenplays and costs to adapt such projects. Such costs are capitalized and included in investment in film and television programs upon commencement of production. Advances or contributions received from third parties to assist in development are deducted from these costs. Projects in development are written off as development expenses at the earlier of the date determined not to be recoverable or when projects under development are abandoned, or three years from the date of the initial recognition of the investment, if there have been no active development milestones or significant development expenditures within the last year.
Property and equipment
Property and equipment are carried at historical cost, less accumulated amortization and accumulated impairment losses. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to the consolidated statement of income during the period in which they are incurred. Amortization is provided, commencing when the asset is available for use, over the estimated useful life of the asset, using the following annual rates and methods:

Buildings	4% declining-balance
Furniture, fixtures and other equipment	5% to 20% declining-balance
Computer equipment	30% declining-balance
Post-production equipment	30% declining-balance
Computer software	2 years-straight-line
Website design	2 years-straight-line
Leasehold improvements	Straight-line over the term of lease

The Company allocates the amount initially recognized in respect of an item of property and equipment to its significant parts and depreciates each such part separately. Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.
Gains and losses on the sale or disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset.
Goodwill

Goodwill represents the cost of acquired businesses in excess of the fair value of net identifiable assets acquired at the date of acquisition. Goodwill is carried at cost less any accumulated impairment losses and is not subject to amortization. Goodwill is tested for impairment annually or more frequently if events or circumstances indicate that the asset might be impaired. Goodwill is allocated to a cash generating unit (“CGU”), or group of CGUs, which is the lowest level within an entity at which the goodwill is monitored for internal management

(6)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

purposes, which is not higher than an operating segment. Impairment is tested by comparing the recoverable amount of goodwill assigned to a CGU or group of CGUs to its carrying value.

Intangible assets

Intangible assets are carried at cost. Amortization is provided on a straight-line basis over the estimated useful life of the assets, using the following annual rates and methods:

Broadcaster relationships	7 to 10 years straight-line
Customer relationships	10 years straight-line
Customer representation agreements	5 years straight-line
Brands	10 to 20 years straight-line or indefinite life
Production and distribution rights	10 to 25 years straight-line
Production backlog	2 to 3 years straight-line
Non-compete contracts	3 years straight-line
Production software	5 years straight-line

Intangible assets with indefinite life are not amortized. The assessment of whether the underlying asset continues to have an indefinite life is reviewed annually to determine whether an indefinite life continues to be supportable, and if not, the change in useful life from indefinite to finite is made on a prospective basis.

Broadcast licenses
Broadcast licenses are considered to have an indefinite life based on management’s intent and ability to renew the licenses without significant cost and without material modification of the existing terms and conditions of the license. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Broadcast licenses are tested for impairment annually or more frequently if events or circumstances indicate that they may be impaired.

Broadcast licenses by themselves do not generate cash flows and therefore, when assessing these assets for impairment, the Company looks to the CGUs to which the asset belongs.

Impairment of non-financial assets

Property and equipment and intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Long-lived assets that are not amortized are subject to an annual impairment test. For the purposes of measuring recoverable amounts, assets are grouped into CGUs. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value-in-use, being the present value of the expected future cash flows of the relevant CGU. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, including investment in films and property and equipment, are added to the cost of those assets, until such time as the assets are substantially complete and ready for use. All other borrowing costs are recognized as a finance expense in the consolidated statement of income in the period in which they are incurred.

(7)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

Government financing and assistance

The Company has access to several government programs, including tax credits that are designed to assist film and television production and distribution in Canada. The Company records government assistance when the related costs have been incurred and there is reasonable assurance that they will be realized. Amounts received or receivable in respect of production assistance are recorded as a reduction of the production costs of the applicable production. Government assistance with respect to distribution rights is recorded as a reduction of investment in film and television programs. Government assistance towards current expenses is recorded as a reduction of the applicable expense item.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period and are discounted to present value where the effect is material. The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts.

Leases
Upon initial recognition, the Company classifies all leases as either a finance lease or an operating lease, depending on the substance of the lease terms. Finance leases are classified as such because they are found to transfer substantially all the rewards incidental to ownership of the asset to the lessee, whereas operating leases are classified as such because they are not found to meet the criteria required for classification as a finance lease. Upon commencement of the lease, finance leases are recorded as assets with corresponding liabilities in the consolidated balance sheet at the lower of the fair value of the leased asset and the present value of the minimum lease payments. The rate used to discount the payments is either the interest rate implicit in the lease or the Company's incremental borrowing rate. The asset is amortized over the shorter of the term of the lease and the useful life of the asset while the liability is decreased by the actual lease payments and increased by any accretion expense. Payments made under operating leases are charged to the consolidated statement of income (loss) on a straight-line basis over the period of the lease.
Income taxes
The tax expense for the period comprises current and deferred tax. Tax is recognized in the consolidated statement of income (loss), except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.
Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous periods.
Deferred tax is recognized in respect of temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements, as well as the benefit of losses that are probable to be realized and are available for carry forward to future years to reduce income taxes. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

(8)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.
Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.
The effect of a change in tax rates on deferred tax assets and liabilities is included in earnings in the period that the change is substantively enacted, except to the extent it relates to items previously recognized outside earnings in which case the rate change impact is recognized in a manner consistent with how the items were originally recognized.
Deferred income tax assets and liabilities are presented as non-current.
Share-based compensation

(i)	Equity-settled transactions

The Company issues stock options and performance share units ("PSUs") which are accounted for as equity-settled awards. Upon vesting, these awards are settled by the Company with common shares from treasury. The costs of equity-settled awards are measured using the Black-Scholes valuation model using management's inputs and assumptions. Share-based compensation expense for equity-settled awards are recognized over the vesting period of each award, with a corresponding increase to contributed surplus, based on the vesting period that has elapsed and the Company's best estimate of the number of equity instruments that will ultimately vest. No expense is recognized for awards that do not vest.

(ii)	Cash-settled transactions

In Fiscal 2019, the Company introduced a deferred share unit plan ("DSU Plan") and long-term incentive plan ("LTIP").

The DSU Plan permits directors and certain eligible employees to defer receipt of all or a portion of their board fees or certain cash bonus amounts in the form of deferred share units ("DSUs"). DSUs fully vest upon grant and cannot be redeemed until the recipient is no longer a director or employee of the Company. DSUs are settled in cash or common shares of the Company that are purchased in the open market and held in a trust account, and are transferable on a 1:1 common share basis. In no event shall DSUs be settled by common shares issued from treasury. On the grant date, the Company recognizes a share-based compensation expense for the full value of the awards with a corresponding accrued liability. The value of the DSUs are adjusted each period based on the then prevailing market price of the Company's common shares through share-based compensation expense and the related liability.

The LTIP provides common shares of the Company to certain eligible employees. These common shares are purchased in the open market and in no event are issued from treasury. On the grant date, the Company recognizes a share-based compensation expense for the value of the awards based on the cash cost of the common shares purchased.

(9)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

Earnings per share
Basic earnings per share (“EPS”) is calculated by dividing the net income (loss) for the period attributable to equity owners of the Company by the weighted average number of common shares outstanding during the year.
Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for potentially dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method. The Company’s potentially dilutive common shares comprise stock options, PSUs and the Senior Unsecured Convertible Debentures.
Financial instruments
Financial instruments under IAS 39, Financial Instruments, are applicable to prior year comparatives and are classified as follows:

•
Financial assets classified as "Available-for-Sale" are recognized initially at fair value plus transaction costs and are subsequently carried at fair value with the changes in fair value recorded in other comprehensive income. Available-for-Sale assets are classified as non-current, unless the investment matures or management expects to dispose of them within twelve months.

•
Derivative financial instruments are classified as “Held-for-Trading” and recognized initially on the balance sheet at fair value. Financial assets classified as Held-for-Trading are recognized at fair value with the changes in fair value recorded in net income (loss).

•
Cash, cash held in trust, amounts receivables and long-term amounts receivables are classified as “Loans and Receivables”. After their initial fair value measurement, they are measured at amortized cost using the effective interest method, less a provision for impairment, established on an account-by-account basis, based on, among other factors, prior experience and knowledge of the specific debtor and management’s assessment of the current economic environment.

•
Accounts payable and accrued liabilities, interim production financing, long-term debt, special warrants and other liabilities are classified as “Other Financial Liabilities”, and are initially recognized at fair value less transaction costs. Subsequent to initial recognition, Other Financial Liabilities are measured at amortized cost using the effective interest method.

Financial instruments under IFRS 9 applies to the current fiscal year and are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 contains three primary measurement categories for financial assets: measured at fair value through profit and loss ("FVPL"), amortized cost, and fair value through other comprehensive income ("FVCI").

•
Cash, cash held in trust and embedded derivative component of the senior unsecured convertible debentures are classified as FVPL, and are initially measured at fair value less transaction costs. They are subsequently measured at fair value and net gains/losses are recognized in the consolidated statement of income (loss).

•
Amounts receivables, long-term amounts receivables, accounts payable and accrued liabilities, interim production financing, long-term debt, senior unsecured convertible debentures and other liabilities are classified as 'Amortized Cost', and are initially measured at fair value. They are subsequently measured at amortized cost, with amounts receivables reassessed using the customer's historical default experience and expected future credit losses under the 'expected credit loss' model.

•	There are no financial assets classified as 'FVCI".

(10)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

Impairment of financial assets
Under IAS 39, which applies to prior year comparative, the Company assesses whether there is objective evidence that a financial asset is impaired at each reporting period. A significant or prolonged decline in the fair value of the security below its cost is evidence that the asset is impaired. If such evidence exists, the Company recognizes an impairment loss, as follows:

•
Financial assets carried at amortized cost: The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

•
Available-for-Sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the statement of income. This amount represents the cumulative loss in accumulated other comprehensive income that is reclassified to net income. Impairment losses on financial assets carried at amortized cost and Available-for-Sale financial assets are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. Impairment losses on available-for-sale equity instruments are not reversed.

Under IFRS 9, which applies to the current year, the Company assesses for indicators of impairment at the end of each reporting period using the 'expected credit loss' impairment model. It uses quantitative and qualitative analysis, based on the Company's historical credit collection data and forward-looking customer credit risk information, to estimate credit loss allowance as at the end of each reporting period.
Tangible benefit obligation
As part of the Canadian Radio-Television and Telecommunications Commission (“CRTC”) decision approving the Company’s acquisition of 8504601 Canada Inc. (“DHX Television”) on July 31, 2014, the Company is required to contribute $17,313 to provide tangible benefits to the Canadian broadcasting system over seven years from the date of acquisition. The tangible benefit obligation was initially recorded in the consolidated statement of income at the estimated fair value on the date of acquisition, being the sum of the discounted future net cash flows and the same amount was recorded as a liability at the date of acquisition of DHX Television. The tangible benefit obligation is being adjusted for the incurrence of related expenditures, the passage of time and for revisions to the timing of the cash flows. Discounting in the obligation (other than incurred expenditures) are recorded as finance expense in the consolidated statement of income (loss).

Cash and cash equivalents

Cash and cash equivalents consist of current operating bank accounts, term deposits and fixed income securities with an original term to maturity of 90 days or less. Cash equivalents are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

New and amended standards adopted

i)	IFRS 9, Financial Instruments ("IFRS 9")
Effective July 1, 2018, the Company adopted IFRS 9, which establishes a single classification and measurement approach for financial assets and financial liabilities that reflect the business model in which they are managed and their cash flow characteristics. IFRS 9 also provides guidance on an entity's own credit risk relating to financial liabilities and amends the impairment model by introducing a new 'expected

(11)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

credit loss' model for calculating impairment. IFRS 9 replaces IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39").
Under the previous accounting standard, the Company calculated its provision for impaired receivables by applying an 'incurred loss' model. Under IFRS 9, the Company applied the 'expected credit loss' model under a simplified approach, which is permitted for financial assets that do not have a significant financing component. Trade receivables, goods and services taxes recoverable and federal and provincial film tax credits and other government assistance are provided for based on estimated recoverable amounts as determined by using a combination of the customer's historical default experience and expected future credit losses. Goods and services taxes recoverable and other government assistance do not contain any significant uncertainty. In accordance with the transitional provisions of IFRS 9, the resulting increase to the provision for impaired receivables as at July 1, 2018 was $1,049 with a corresponding increase to opening deficit.
In addition, the Company previously classified its financial assets as 'loans and receivables' and its financial liabilities as 'other financial liabilities', both of which were measured at amortized cost, with the exception of embedded derivatives which was classified as FVPL and measured, on a recurring basis, at fair value. Under IFRS 9, the measurement basis would remain the same across all financial instruments, however the category for classification has been amended to 'Amortized Cost' for its financial assets classified as loans and receivables and its financial liabilities classified as other financial liabilities, and to FVPL for its embedded derivative.
The standard also clarifies the accounting treatment for modifications of financial liabilities and requires a financial liability measured at amortized cost to be remeasured when a modification occurs. Any resulting gain or loss is required to be recognized in profit or loss at the date of modification. There was no adjustment to the Company's consolidated financial statements as a result of this change.

ii)	IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)
Effective July 1, 2018, the Company adopted IFRS 15, which establishes a new comprehensive framework to record revenues from contracts for the sale of goods or services, unless the contracts are in the scope of other standards. IFRS 15 replaces IAS 18, Revenue, IAS 11, Construction Contracts, and some revenue related interpretations. Under IFRS 15, revenue is recognized at an amount that reflects the expected consideration receivable in exchange for transferring goods or services to a customer, applying the following five steps: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to the performance obligations in the contract; and 5) recognize revenue when (or as) the entity satisfies a performance obligation.
The Company adopted IFRS 15 using the modified retrospective method, which requires the cumulative effect of initially applying the Standard to be recognized at the date of initial application, which is July 1, 2018, and that the financial information previously presented for the year ended June 30, 2018 would remain unchanged. The Company also elected to apply the practical expedient which permits the Company to apply IFRS 15 retrospectively only to contracts that are not completed contracts at the date of initial application.
The significant changes to the Company's revenue recognition policies are as follows:
•Under its proprietary production channel, the Company previously recorded revenue for the initial broadcast rights when the production was completed and available to the customer. Under IFRS 15, an assessment is made at the inception of each contract to determine whether: i) the performance obligations are satisfied at a point in time, which generally occurs when the production is completed, available to the customer, and the customer has the contractual right to broadcast or stream the content; or ii) the Company transfers control of the production over time and therefore satisfies the performance obligations and

(12)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

recognizes revenue over time. Over time recognition generally occurs when the Company's production creates an asset that the customer controls as that production is created. When performance obligations are satisfied at a point in time, revenue is recognized when all the aforementioned criteria are met. When performance obligations are satisfied over time during the production of the show, revenue is recognized using the percentage of completion method, based on actual costs incurred compared to the total estimated costs. This change did not have an effect on the Company's opening balance sheet.
•Under its distribution channel, the Company previously recorded revenue on certain distribution license agreements for its television and film content when the contract was executed and the licensed content was available to the customer. Under IFRS 15, revenue is deferred and recorded as revenue when the licensed content is available to the customer and the customer has the contractual right to broadcast or stream the content. This change did not have an effect on the Company's opening balance sheet.
•Under its consumer product-owned channel, the Company previously recognized license revenue relating to certain minimum guarantees for royalties on its copyrights and brands at the start of the license period. Under IFRS 15, the Company determined that these were right-of-access licenses and as a result, minimum guarantees are deferred and amortized over the term of the license. Royalty revenue is calculated as the greater of royalties based on underlying sales or the pro-rata allocation of the minimum guarantee. This change resulted in a July 1, 2018 adjustment to increase opening deficit by $5.8 million, an increase to opening deferred revenue by $6.5 million, a decrease to opening deferred income taxes by $1.1 million and a decrease to accumulated other comprehensive loss by $0.5 million.
•For renewals or extensions of license agreements for television and film content, the Company previously recorded revenue when the agreement was renewed or extended. Under IFRS 15, revenue related to the extension or renewal term is recognized when the customer has the contractual right to broadcast or stream the content. This change did not have an effect on the Company's opening balance sheet.
The following is a reconciliation of the impact of IFRS 15 for the year ended June 30, 2019:

June 30, 2019
$
Revenue under IFRS 15, as reported	439,800
Impact of IFRS 15 on revenue:
Revenue on minimum guarantees (1)	(3,693)
Revenue on proprietary production shows (2)	1,544
Revenue on distribution licenses (3)	1,834
Revenue under IAS 18	439,485

Direct production costs and expense of film and television produced under IFRS 15, as reported	253,003
Impact of IFRS 15 on Direct production costs and expense of film and television produced: (4)	926
Direct production costs and expense of film and television produced under IAS 18	253,929

(1) Revenue on minimum guarantees - these are minimum guarantees on royalties in the consumer products-owned channel that were previously recognized at the inception of the license period but under IFRS 15 are recognized over the license term as a "right-to-access license", resulting in a corresponding adjustment to deferred revenue.

(13)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

(2) Revenue on proprietary production shows - these are proprietary production revenues that would have met the previous revenue recognition criteria under IAS 18 and recognized at a point in time with a corresponding adjustment to amounts receivable, but have been deferred under IFRS 15 as the risks and rewards of ownership under IAS 18 transferred to the customer at an earlier date than control was transferred under IFRS 15.

(3) Revenue on distribution licenses - these are distribution revenues that would have met the previous revenue recognition criteria under IAS 18 and recognized at a point in time with a corresponding adjustment to amounts receivable, but have been deferred under IFRS 15 as the risks and rewards of ownership under IAS 18 transferred to the customer at an earlier date than control transferred under IFRS 15.

(4) Direct production and new media costs - these costs are the expense of film and television produced related to proprietary production shows that have been deferred, with a corresponding adjustment to investment in film and television programs.

iii)	IFRIC 22, Foreign Currency Transactions and Advance Consideration ("IFRIC 22")
Effective July 1, 2018, the Company adopted IFRIC 22, which clarified how to determine the date of transaction for the exchange rate to be used on initial recognition of a related asset, expense or income where an entity pays or receives consideration in advance for foreign currency-denominated contracts. For a single payment or receipt, the date of the transaction is the date on which the entity initially recognizes the non-monetary asset or liability arising from the advance consideration (the prepayment or deferred income/contract liability).
The Company elected to apply IFRIC 22 prospectively beginning July 1, 2018. The adoption of this standard did not have a material impact to the Company's consolidated financial statements.

iv)	Amendments to IFRS 2, Share-Based Payment ("IFRS 2")
Effective July 1, 2018, the Company adopted the amendments to IFRS 2, which clarified the classification and measurement of certain share-based payment transactions. The adoption of this amendment did not have an impact to the Company's consolidated financial statements.
Accounting standards issued but not yet applied

i)
Effective July 1, 2019, the Company will adopt IFRS 16, Leases ("IFRS 16"), which introduces a single accounting model and eliminates the existing distinction between operating and finance leases for lessees. The standard requires a lessee to recognize right-of-use assets and lease liabilities on the statement of financial position for all leases, with limited exceptions. The Company will adopt IFRS 16 using the modified retrospective method, which will result in no restatement to prior reporting periods presented and no adjustment to opening retained earnings as at July 1, 2019. Existing finance leases under the previous standard will continue on as finance leases under IFRS 16.

The Company has elected to apply the following practical expedients on adoption:

•	Consider contracts determined to be leases under IAS 17, Leases ("IAS 17") as leases under IFRS 16;

•	Measure all right-of-use assets and lease liabilities, regardless of commencement date, using discount rates as of July 1, 2019;

•	Retain prior assessment of onerous lease contracts under IAS 37, provision, contingent liabilities and contingent Assets, rather than re-performing an impairment review;

(14)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

•	Exclude initial direct costs from the measurement of the right-of-use asset on the date of initial application;

•	Continue to treat leases with a remaining term of 12 months or less from July 1, 2019, and low-value leases, as operating leases under IAS 17; and

•	Elect, by class of underlying asset, not to separate non-lease components from lease components.

The adoption of IFRS 16 is expected to result in the recognition of approximately $34 million in lease liabilities, $27 million in right-of-use assets, $2 million in amounts receivable, and a reduction of accounts payable and accrued liabilities and other long-term liabilities by $5 million related to lease inducements under IAS 17. Additional disclosures required by the new standard will be included in the first quarter of fiscal 2020.

ii)
In June 2017, the IASB issued IFRIC 23, Uncertainty over Income Tax Treatment to clarify how the requirements of IAS 12, Income Taxes should be applied when there is uncertainty over income tax treatments. The interpretation is effective for annual periods beginning on or after January 1, 2019, with modified retrospective or retrospective application permitted. The Company does not expect a material financial impact due to the adoption of this Standard.

Significant accounting judgments and estimation uncertainty
The preparation of financial statements under IFRS requires the Company to make estimates and assumptions that affect the application of policies and reported amounts. Estimates and judgments are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable. Actual results may differ materially from these estimates. The estimates and assumptions which have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities are as follows:

(i)	Income taxes and deferred income taxes

Deferred tax assets and liabilities require management’s judgment in determining the amounts to be recognized. In particular, judgment is used when assessing the extent to which deferred tax assets should be recognized with respect to the timing of deferred taxable income.
The current income tax provision for the year requires judgment in interpreting tax laws and regulations. Estimates are used in determining the provision for current income taxes which are recognized in the financial statements. The Company considers the estimates, assumptions and judgments to be reasonable but this can involve complex issues which may take an extended period to resolve. The final determination of the amounts to be paid related to the current year’s tax provisions could be different from the estimates reflected in the financial statements. The Company’s tax filings also are subject to audits, the outcome of which could change the amount of current and deferred tax assets and liabilities.

(ii)	Business combinations

The Company allocates the consideration paid in the acquisition of a business to the identifiable tangible and intangible assets acquired and liabilities assumed based on their fair values at the transaction date, in accordance with IFRS 3, Business combinations, and any excess is recorded as goodwill.
Management exercises judgment in determining the fair values of assets acquired and liabilities assumed based on assumptions and estimates, which are inherently uncertain and based on the best information available at the time of the assessment. Estimates include future cash flows forecasts, discount rates, estimated changes in future operating costs including the effects of synergies, among others.

(15)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

Changes in assumptions applied or estimated used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill in the purchase price allocation.

(iii)	Investment in film and television programs/acquired and library content

The costs of investing in and producing film and television programs are capitalized, net of federal and provincial program contributions earned.

Investment in film assets are amortized using the declining-balance method with rates of amortization ranging from 40% to 100% at the time of initial episodic delivery and at rates ranging from 10% to 30% annually thereafter. Management estimates these rates based on the expected economic useful life of the film or television program, and includes factors such as the ability to license rights to broadcast rights programs in development and availability of rights to renew licenses for episodic television programs in subsequent seasons, as well as the availability of secondary market revenue. Estimation uncertainty relates to management's ability to estimate the expected economic useful life of the film or television program.

(iv)	Impairment of goodwill, indefinite life intangibles and non-financial assets

Management estimates the recoverable amount of each CGU with goodwill, indefinite life intangibles and non-financial assets when an indicator of impairment exists. Goodwill and indefinite life intangibles are also tested annually at year end for impairment. Recoverable amount is estimated at the greater of a CGU's value-in-use or fair value less costs to sell, and the excess of carrying amount over the recoverable amount is recorded as an impairment charge in the period.

Value-in-use is based on the expected future cash flows of an asset or CGU discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The impairment test calculations are based on detailed budgets and forecasts which are prepared for each CGU to which the assets are allocated. These budgets and forecasts generally cover a period of five years with a long-term growth rate applied to the terminal year. Key areas of estimation uncertainty relate to management's assumptions about future operating results, long-term growth rates and the discount rate. Actual results could vary from these estimates which may cause significant adjustments to the Company's goodwill, indefinite life intangible assets and non-financial assets in subsequent reporting periods.

(v)	Measurement of expected credit loss allowance

Management estimates the expected credit loss allowance for trade accounts receivable based on an assessment of accounts receivable aging, management's collection experience with the customer, and the probability that these balances will not be collected.

(vi)	Revenue recognition of proprietary production

For the Company's proprietary production revenues, an assessment is made at the inception of each contract to determine whether performance obligations are satisfied over a period of time, or at a point in time. Management exercises judgment in assessing the facts and circumstances of each arrangement, including the ongoing ability to control the asset, the rights retained, and the nature of the Company's performance obligations. Contracts where performance obligations are satisfied over a period of time are recognized using the percentage of completion method of revenue completion, while contracts where performance obligations are satisfied at a point in time are recognized when all performance obligations are completed, as described above under the Company's policy on revenue recognition.

(16)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

4	Compensation of key management
Key management includes all directors, including both executive and non-executive directors, as well as the Executive Chairman and Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Commercial Officer and President. The compensation earned by key management is as follows:

	2019	2018
	$	$

Salaries and employee benefits	3,392	4,205
Share-based compensation	1,838	2,146
Termination benefits	732	2,899

	5,962	9,250

5    Acquisitions

i)
On May 17, 2019, the Company acquired 100% of the outstanding shares of an entity that provides international strategic expertise on licensing programs, partnering with entertainment and design brands, for cash consideration of EUR€2,039 (CAD$3,066).

This acquisition was accounted for using the purchase method and as such, the results of operations reflect revenue and expenses since the acquisition date of May 17, 2019.
The final purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values as follows:

$
Assets
Cash	370
Amounts receivable	468
Prepaid expenses and deposits	32
Property and equipment	26
Intangible assets	3,918
Total identifiable net assets at fair value	4,814

Accounts payable and accrued liabilities	844
Deferred income tax liabilities	904
1,748

Purchase consideration transferred	3,066

(17)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

ii) On September 15, 2017, the Company acquired 51% of the outstanding shares of Egg Head Studios LLC ("Ellie Sparkles"), which owns and produces proprietary kids and family content and operates a kids and family focused YouTube channel, for consideration as follows:

•	Cash consideration US$3,570 (CAD$4,350) paid at closing, subject to a customary working capital adjustment; and

•
Two performance based earn-outs, each in the amount of up to US$1,000 (CAD$1,218) which, subject to achieving performance based targets, may become payable on the first and second anniversaries of closing. It was determined that $nil would be payable in relation to the second anniversary performance based target.

The acquisition of Ellie Sparkles was accounted for using the purchase method and as such, the results of operations reflect revenue and expenses of Ellie Sparkles since September 15, 2017.
The final purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair values as follows:

$
Assets
Cash	122
Acquired and library content	8,406
Total identifiable net assets at fair value	8,528

Non-controlling interest	4,178
Purchase consideration transferred	4,350

6    Amounts receivable

	June 30, 2019	June 30, 2018
	$	$

Trade receivables	182,701	163,203
Less: Loss allowance on trade receivables	(9,354)	(9,742)
	173,347	153,461

Goods and services tax recoverable, net	1,019	1,203
Federal and provincial film tax credits and other government assistance	91,344	96,874
Short-term amounts receivable	265,710	251,538
Long-term amounts receivable	14,318	18,789
Total amounts receivable	280,028	270,327

(18)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

The aging of trade receivables not impaired is as follows:

	June 30, 2019	June 30, 2018
	$	$

Less than 60 days	149,837	131,683
Between 60 and 90 days	7,016	5,863
Over 90 days	16,494	15,915
	173,347	153,461
A continuity of loss allowance on trade receivables as follows:

	June 30, 2019	June 30, 2018
	$	$
Opening balance	9,742	4,772
Impact of adoption of IFRS 9	1,049	—
Opening balance, restated for IFRS 9	10,791	4,772
Loss allowance on trade receivables	2,788	5,089
Receivables written off in the year	(3,428)	(197)
Recoveries of receivables previously provided for	(586)	(12)
Foreign exchange	(211)	90
Ending balance	9,354	9,742

7 Investment in film and television programs

	June 30, 2019	June 30, 2018
	$	$

Development costs	1,559	2,112
Productions in progress
Cost, net of government and third party assistance	11,890	17,577
Productions completed and released
Cost, net of government and third party assistance	564,065	529,494
Accumulated expense	(417,206)	(377,041)
Accumulated write-down of investment in film and television programs	(37,295)	(15,910)
	109,564	136,543
Program and film rights - broadcasting
Cost	148,288	134,765
Accumulated expense	(117,121)	(102,202)
Accumulated write-down of program and film rights	(5,619)	(2,787)
	25,548	29,776
	148,561	186,008
All program and film rights - broadcasting relate to DHX Television.

(19)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

The continuity of investment in film and television programs is as follows:

	June 30, 2019	June 30, 2018
	$	$

Net opening investment in film and television programs	186,008	195,180
Increase/(decrease) in development costs	(553)	434
Cost of productions (completed and released and productions in progress), net of assistance	32,840	33,088
Expense of investment in film and television programs	(40,165)	(33,554)
Write-down of investment in film and television programs	(21,385)	(4,779)
Increase of program and film rights - broadcasting	13,523	14,110
Expense of program and film rights - broadcasting	(14,919)	(18,546)
Write-down of program and film rights - broadcasting	(2,832)	(2,787)
Foreign exchange	(3,956)	2,862

	148,561	186,008

During the year ended June 30, 2019, interest of $665 (2018 - $1,384) was capitalized to investment in film and television programs.

During the year ended June 30, 2019, the Company recorded $24,217 in the write-down of certain investments in film, television programs and broadcasting film rights (2018 - $7,566). The Company assesses its investment in film titles for indicators of impairment based on current revenue performance. For titles with an indicator of impairment, recoverable amount is calculated using the value-in-use model and discounting the forecasted future cash flows based on revenue by territory and when rights revert back to the Company. Due to weaker than expected revenue performance and management's outlook for certain titles in the Company's library, it was determined that the carrying amount exceeded the recoverable amount for certain titles and an impairment charge was required. The television programming write-down related to licensed programming that were no longer being aired on the Company's television channels.

8 Acquired and library content

	June 30, 2019	June 30, 2018
	$	$

Net opening acquired and library content	147,088	155,940
Additions	—	8,406
Write-down of acquired and library content	(12,928)	(3,402)
Amortization	(14,431)	(15,916)
Foreign exchange	(1,482)	2,060

	118,247	147,088

During the year ended June 30, 2019, the Company recorded $12,928 in the write-down of certain acquired and library content (2018 - $3,402). The Company assesses its acquired and library content titles for indicators of impairment based on current revenue performance. For titles with an indicator of impairment, recoverable amount is calculated using the value-in-use model and discounting the forecasted future cash flows based on revenue by territory and when rights revert back to the Company. Due to weaker than expected revenue performance and management's outlook for certain titles in the Company's acquired library, it was determined that the carrying amount exceeded the recoverable amount for certain titles and an impairment charge was required.

(20)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

9 Property and equipment

	Land	Building	Furniture, fixtures and equipment	Computer equipment	Post-production equipment	Computer software	Leasehold improvements	Total
	$	$	$	$	$	$	$	$
For the year ended June 30, 2018

Opening net book value	4,276	1,938	2,111	2,325	8,288	896	11,162	30,996
Additions	—	73	349	852	6,055	331	616	8,276
Disposals, net	—	—	—	—	—	—	(104)	(104)
Amortization	—	(78)	(738)	(1,147)	(4,907)	(429)	(1,529)	(8,828)
Foreign exchange differences	—	—	1	84	—	9	2	96
	4,276	1,933	1,723	2,114	9,436	807	10,147	30,436

At June 30, 2018

Cost	4,276	2,143	6,630	13,388	20,021	5,227	14,884	66,569
Accumulated amortization	—	(210)	(4,916)	(11,566)	(10,585)	(4,485)	(4,755)	(36,517)
Foreign exchange	—	—	9	292	—	65	18	384
Net book value	4,276	1,933	1,723	2,114	9,436	807	10,147	30,436

For the year ended June 30, 2019

Opening net book value	4,276	1,933	1,723	2,114	9,436	807	10,147	30,436
Additions	—	—	52	877	2,190	1,050	2	4,171
Acquisitions (note 5)	—	—	—	26	—	—	—	26
Disposals, net	(4,276)	(1,874)	(148)	(699)	—	—	(9)	(7,006)
Amortization	—	(59)	(381)	(965)	(4,527)	(933)	(1,466)	(8,331)
Foreign exchange	—	—	—	56	—	—	—	56
	—	—	1,246	1,409	7,099	924	8,674	19,352

At June 30, 2019

Cost	—	—	6,534	13,592	22,211	6,277	14,877	63,491
Accumulated amortization	—	—	(5,297)	(12,531)	(15,112)	(5,418)	(6,221)	(44,579)
Foreign exchange	—	—	9	348	—	65	18	440
Net book value	—	—	1,246	1,409	7,099	924	8,674	19,352
As at June 30, 2019, included in the property and equipment net book value were leased post-production equipment and computer software in the amount of $6,172 and $655, respectively (2018 - $8,017 and $740, respectively).

On May 13, 2019, the Company sold its building in Toronto, Ontario for gross proceeds of $12,000 and recorded a gain on the transaction of $5,084 included in Development, integration and other in the consolidated statement of income (loss). Net book value of assets comprised of land for $4,276 and building for $1,874 (net of accumulated amortization of $444).

(21)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

10    Intangible assets

	Broadcast licenses (4)	Broadcaster relationships	Customer relationships and representation agreements	Brands (1)	Production and distribution rights (2)	Other (3)	Total
	$	$	$	$	$	$	$
For the year ended June 30, 2018
Opening net book value	67,800	531	18,680	444,581	22,953	863	555,408
Additions	—	—	—	—	—	1,074	1,074
Amortization	—	(299)	(2,792)	(8,899)	(2,458)	(898)	(15,346)
Impairment	—	—	—	(1,059)	—	—	(1,059)
Foreign exchange differences	—	—	89	6,091	674	66	6,920

Net book value	67,800	232	15,977	440,714	21,169	1,105	546,997

At June 30, 2018

Cost	67,800	7,362	27,920	457,201	30,946	8,401	599,630
Accumulated amortization and impairment	—	(7,174)	(12,472)	(22,817)	(6,009)	(7,362)	(55,834)
Foreign exchange differences	—	44	529	6,330	(3,768)	66	3,201

Net book value	67,800	232	15,977	440,714	21,169	1,105	546,997

For the year ended June 30, 2019
Opening net book value	67,800	232	15,977	440,714	21,169	1,105	546,997
Additions	—	—	—	260	—	81	341
Acquisitions (note 5)	—	—	3,918	—	—	—	3,918
Impairment	—	—	—	(67,726)	—	—	(67,726)
Amortization	—	(21)	(2,887)	(8,100)	(2,354)	(958)	(14,320)
Foreign exchange differences	—	—	(407)	(2,055)	(894)	(22)	(3,378)

Net book value	67,800	211	16,601	363,093	17,921	206	465,832

At June 30, 2019

Cost	67,800	7,362	31,838	389,735	30,946	8,482	536,163
Accumulated amortization and impairment	—	(7,195)	(15,359)	(30,917)	(8,363)	(8,320)	(70,154)
Foreign exchange differences	—	44	122	4,275	(4,662)	44	(177)

Net book value	67,800	211	16,601	363,093	17,921	206	465,832

(1) Included in Brands are $348,246 of indefinite life intangibles (2018 - $350,419).
(2) Productions and distribution rights represent rights acquired by the Company to produce and/or distribute television content where the Company does not own the underlying intellectual properties.
(3) Comprised of production backlog, non-compete contracts and production software.
(4) All broadcast licenses relate to the operations of DHX Television.

(22)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

10    Intangible assets (continued)

During the year ended June 30, 2019, the Company recorded an impairment charge of $67,726 (2018 - $1,059), of which $63,072 was recorded in the fourth quarter of 2019 related to the Strawberry Shortcake brand. Management calculated the recoverable amount of the Strawberry Shortcake brand using a value-in-use model and applying the following key assumptions: 5-year cash flow forecast, pre-tax discount rate of 13.8%, terminal growth rate of 2%. Strawberry Shortcake is currently under development; however, based on weaker than expected short-term market conditions and related current cash flow forecasts, the carrying amount exceeded the recoverable amount, resulting in an impairment charge at this time.

11 Goodwill
The continuity of goodwill is as follows:

	June 30, 2019	June 30, 2018
	$	$
Opening balance	240,806	240,534
Exchange differences	(1,052)	272

	239,754	240,806

Impairment testing

Goodwill and indefinite life intangible assets, being the broadcast licenses and certain brands, are tested for impairment annually or more frequently if events or circumstances indicate that the asset might be impaired. The Company tested goodwill for impairment at June 30, 2019 and 2018, in accordance with its policy described in note 3. Goodwill is tested for impairment at the lowest CGU level that goodwill is monitored. On this basis, management has determined that it has four CGU's: i) the Company's production, distribution and licensing of film and television programs business, being the Content Business excluding Peanuts (the "Content Business"); ii) Peanuts; iii) CPLG, which manages copyrights, licensing and brands for third parties; and iv) DHX Television. The CPLG CGU does not have any goodwill or indefinite life intangible assets, and therefore has not been tested for impairment.

As at June 30, 2019, the carrying amount of goodwill was $183,405 in the Content Business, $23,125 in Peanuts, and $33,224 in DHX Television (2018 - $184,314 in the Content Business, $23,268 in Peanuts, and $33,224 in DHX Television).

In assessing the goodwill and indefinite life intangible assets for impairment, the Company compares the carrying value of the CGU to the recoverable amount, where the recoverable amount is the higher of fair value less costs to sell ("FVLCS") and the value-in-use ("VIU"). An impairment charge is recognized to the extent that the carrying value exceeds the recoverable amount.

To determine the recoverable amount for each of it's CGU's, the Company applied the following valuation methods:

CGU's	Valuation methodology
Content Business	Value-in-use
Peanuts	FVLCS
DHX Television	Value-in-use

(23)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

Value-in-Use

The VIU of the Company's Content Business CGU and DHX Television CGU were determined by discounting two-year cash flow projections prepared from business plans reviewed by senior management and approved by the Board of Directors, and extended for three additional years using industry outlook growth rate assumptions for a total forecast period of five years. The projections reflect management’s expectations of revenue, profit, capital expenditures, working capital and operating cash flows, based on past experience and future expectations of operating performance. Cash flows beyond the five-year period are extrapolated using perpetual growth rates to determine the terminal value.

The discount rates are applied to the cash flows projections and were derived from the weighted average cost of capital and other external sources for each CGU.

The following table shows the key assumptions used to estimate the recoverable amounts of the groups of CGUs:

	Assumptions used
	Perpetual	Pre-tax
CGU's	growth rate	discount rate

Content Business	2.0%	13.8%
DHX Television	0.0%	15.5%

For the Content Business and DHX Television CGU's, the recoverable amount of the CGU's to which goodwill and indefinite life intangible assets have been allocated were greater than their carrying values, as such the Company determined there were no impairments of goodwill or indefinite life intangible assets as at June 30, 2019.

For the DHX Television CGU, management believes any reasonably possible change in the key assumptions on which the estimate of recoverable amount was determined would not result in an impairment.

For the Content Business CGU, management's calculation of value-in-use resulted in the recoverable amount exceeding carrying amount by $24,000. Management performed a sensitivity analysis and determined that an increase in the pre-tax discount rate by 65 basis points, and changing no other assumptions, would result in the carrying amount of the CGU to equal the recoverable amount.

The cash flows used in determining the recoverable amounts for the CGU’s were based on the following key assumptions:
Cash flows from operations for each CGU were projected for a period of five years based on a combination of past experience, actual operating results and forecasted future results.
For the Content Business CGU, key revenue assumptions include i) future production slates (both proprietary and production service), ii) future sources of distribution revenues (linear and digital) and expected sales prices/revenue levels, and iii) consumer products revenue forecasts by brand. These key assumptions represent management’s assessment of future industry trends and are based on both historical results, future projections and external sources. Gross margins for the Content Business were estimated using a combination of both forecast and historical margins.
For the DHX Television CGU, the key revenue assumptions include subscriber levels, rates per subscriber, and future advertising revenues. Subscriber levels were estimated based on management’s assessment of future industry trends, while subscriber rates were based on existing agreements and management’s estimates of future renewal rates. Advertising and promotion revenues were based upon Management’s assessment of future industry trends, based on internal and external sources. Gross margins for DHX Television were estimated using historical margins, while giving consideration to expected future content costs.

(24)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

Expenditure levels for all CGU’s were forecasted based on management’s assessment of future industry trends.
Cash flow adjustments for capital expenditures for each CGU were based upon management’s sustaining capital expenditure estimates, adjusted for presently planned capital expenditures required to achieve forecast operating levels.
The perpetual growth rates were estimated based upon management’s assessment of future industry trends for each specific CGU.
Fair value less costs to sell

The fair value less costs to sell of the Company's Peanuts CGU was estimated with reference to the sale of 49% of its ownership interest to a third party, Sony Music Entertainment (Japan) Inc. on July 23, 2018 and other relevant market data. The Company's assessment of recoverable amount exceeded the carrying amount of the CGU by a significant margin, and therefore no impairment of goodwill or indefinite life intangible assets in the Peanuts CGU was required as at June 30, 2019.

12	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases

	June 30, 2019	June 30, 2018
	$	$

Bank indebtedness	—	16,350
Interim production financing	92,448	93,683
Long-term debt and obligations under finance leases	534,068	756,570

Interest bearing debt and obligations under finance leases	626,516	866,603

Amount due within 12 months	(103,455)	(120,557)

Amount due beyond 12 months	523,061	746,046

a)	Bank indebtedness

The Revolving Facility has a maximum available balance of US$30,000 (CAD$39,261) and matures on June 30, 2022. The Revolving Facility may be drawn down by way of either $USD base rate, $CAD prime rate, $CAD bankers’ acceptance, or $USD and £GBP LIBOR advances (the “Drawdown Rate”) and bears interest at floating rates ranging from the Drawdown Rate + 2.50% to the Drawdown Rate + 3.75%.

As at June 30, 2019, $nil (June 30, 2018 - $16,350) was drawn on the Revolving Facility.

b)	Interim production financing

	June 30, 2019	June 30, 2018
	$	$

Interim production credit facilities	92,448	93,683

Interim production credit facilities with various institutions, bearing interest at bank prime plus 0.5% - 1.0%, LIBOR plus 3.25%, or base rate of 5.75% plus 0.5%. Assignment and direction of specific production financing, licensing contracts receivable and film tax credits receivable with a net book value of approximately $109,573 at June 30, 2019 (June 30, 2018 - $115,639) have been pledged as security. During the year ended June 30, 2019, the $CAD bank prime rate averaged 3.95% (2018 - 3.19%).

(25)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

c)	Long-term debt and obligations under finance leases

	June 30, 2019	June 30, 2018
	$	$

Term Facility, net of unamortized issue costs of $11,856 (June 30, 2018 - $22,232)	407,031	623,066
Senior Unsecured Convertible Debentures, net of unamortized issue costs of $4,695 (June 30, 2018 - $5,588) and embedded derivatives at fair value of $4,755 (June 30, 2018 - $11,940)	120,850	124,747
Obligations under various finance leases, bearing interest at rates ranging from 4.0% to 9.8%, maturing on dates ranging from July 2019 to March 2023	6,187	8,757
	534,068	756,570
Less: Current portion	(11,007)	(10,524)
	523,061	746,046

(i) Term Facility

As at June 30, 2019, the Company's Term Facility had a principal balance of US$320,022, or CAD$418,887 (June 30, 2018 - US$490,050, or CAD$645,298), bearing interest at floating rates of either $US base rate + 2.75% or $US LIBOR + 3.75% and will mature on December 29, 2023.

During the first quarter of fiscal 2019, the Company repaid US$161,328 (CAD$212,243) against its Term Facility using proceeds from the sale of a 49% interest of the Company's 80% ownership in Peanuts (see note 16). As a result of this repayment, the Company recorded a write-down of its unamortized issue costs of $7,320.

During the fourth quarter of fiscal 2019, the Company repaid US$8,700 (CAD$11,552) against its Term Facility using proceeds from the sale of its land and building. As a result of this repayment, the Company recorded a write-down of its unamortized issue costs of $321.

The Term Facility is repayable in equal quarterly installment payments of US$1,238 (CAD$1,620) or 0.25% of the initial principal commencing September 30, 2017. As a result of the repayment in the first quarter of 2019, the Company is not required to make any further installment payments through to maturity.

The Term Facility also requires repayments equal to 50% of Excess Cash Flow (the "Excess Cash Flow Payments") (as defined in the Senior Secured Credit Agreement), commencing for the fiscal year-ended June 30, 2018, while the First Lien Net Leverage Ratio (as defined in the Senior Secured Credit Agreement) is greater than 3.50 times, reducing to 25% of Excess Cash Flow while First Lien Net Leverage Ratio (as defined in the Senior Secured Credit Agreement) is at or below 3.50 times and greater than 3.00 times, with the remaining balance due on December 29, 2023. As at June 30, 2019, $7,501 were owed under the Excess Cash Flow Payments terms of the Term Facility.

(26)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

The Senior Secured Credit Facilities require that the Company comply with a Total Net Leverage Ratio covenant, as defined in the Senior Secured Credit Agreement:

Period	Ratio target
Each fiscal quarter commencing September 30, 2018	< 6.75x
Each fiscal quarter commencing September 30, 2019	< 6.50x
Each fiscal quarter commencing September 30, 2020	< 5.75x
Each fiscal quarter commencing September 30, 2021 to Maturity at December 29, 2023	< 5.50x

As at June 30, 2019, the Company was in compliance with all its debt covenants with a Total Net Leverage Ratio of 5.92x.

(ii) Senior Unsecured Convertible Debentures
As at June 30, 2019, the Senior Unsecured Convertible Debentures had a principal balance of $140,000 (June 30, 2018 - $140,000), bearing interest at an annual rate of 5.875% and paid semi-annually on March 31 and September 30 of each year. The Senior Unsecured Convertible Debentures are convertible into Common Voting Shares or Variable Voting Shares of the Company at a price of $8.00 per share, subject to certain customary adjustments. The Senior Unsecured Convertible Debentures mature September 30, 2024.

The Senior Unsecured Convertible Debentures have a cash conversion option whereby the Company can elect to make a cash payment in lieu of issuing Common Voting Shares or Variable Voting Shares upon exercise of the conversion option feature by the holder of the Senior Unsecured Convertible Debentures. As a result, the Senior Unsecured Convertible Debentures were deemed to have no equity component at initial recognition and the estimated fair value of the embedded derivatives is recorded as a financial liability and included with the debt component on the Company's consolidated balance sheet. Changes in the estimated fair value of the embedded derivatives are recorded through the Company's consolidated statement of income (loss). As at June 30, 2019, the estimated fair value of the embedded derivatives was $4,755.

(27)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

13    Share capital and share-based compensation

a)	Authorized

100,000,000 Preferred Variable Voting Shares (“PVVS”), redeemable at the option of the Company at any time at a millionth of a cent per share, no entitlement to dividends, voting
Unlimited Common Voting Shares without nominal or par value
Unlimited Variable Voting Shares without nominal or par value
Unlimited Non-Voting Shares without nominal or par value

Preferred Variable Voting Shares

On May 14, 2018, the PVVS were transferred to the Company’s former Executive Chairman and Chief Executive Officer, Michael Donovan ("Donovan"), in accordance with the terms of a shareholders agreement among the Company and holder of the PVVS (the “PVVS Shareholder Agreement”). On the date of such transfer, Donovan entered into the PVVS Shareholder Agreement with the Company, pursuant to which Donovan: (i) agreed not to transfer the PVVS, in whole or in part, except with the prior written approval of the Board; (ii) granted to the Company the unilateral right to compel the transfer of the PVVS, at any time and from time to time, in whole or in part, to a person designated by the Board; and (iii) granted to the Company a power of attorney to effect any transfers contemplated by the PVVS Shareholder Agreement.  The Board will not approve or compel a transfer without first obtaining the approval of the TSX and the PVVS Shareholder Agreement cannot be amended, waived or terminated unless approved by the TSX.
Common shares
On September 30, 2014, the Company’s shareholders approved a reorganization of the Company’s share capital structure (the “Share Capital Reorganization”) to address the Canadian ownership requirements of DHX Television. The Share Capital Reorganization was affected on October 9, 2014 and resulted in, among other things, the creation of three new classes of shares: Common Voting Shares, Variable Voting Shares and Non-Voting Shares.
On October 9, 2014, each outstanding Common Share of the Company that was not owned and controlled by a Canadian for the purposes of the Broadcasting Act (Canada) (the “Broadcasting Act”) was converted into one Variable Voting Share and each outstanding Common Share that was owned and controlled by a Canadian for the purposes of the Broadcasting Act was converted into one Common Voting Share. Each Common Voting Share carries one vote per share on all matters. Each Variable Voting Share carries one vote per share unless the number of Variable Voting Shares outstanding exceeds 33 1/3% of the total number of Variable Voting Shares and Common Voting Shares outstanding, in which case the voting rights per share of the Variable Voting Shares are reduced so that the total number of votes associated with the outstanding Variable Voting Shares equals 33 1/3% of the total votes associated with the outstanding Variable Voting Shares and Common Voting Shares combined. The economic rights of each Variable Voting Share, each Common Voting Share and each Non-Voting Share are the same. All of the unissued Common Shares of the Company were cancelled on the completion of the Share Capital Reorganization. The Variable Voting Shares and Common Voting Shares are listed on the TSX under the ticker symbol DHX. On June 23, 2015, the Variable Voting Shares were listed on the NASDAQ under the ticker symbol DHXM.

(28)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

b) Issued and outstanding

	June 30, 2019		June 30, 2018

	Number	Amount	Number	Amount
		$		$

Preferred variable voting shares (note 13 (a))	100,000,000	—	100,000,000	—

Common shares (note 13 (c))
Opening balance	134,293,890	305,167	134,061,548	304,320
Dividend reinvestment	—	—	108,180	419
Employee share purchase plan	100,390	226	43,496	199
PSU's settled	78,460	541	20,666	69
Options exercised	465,625	1,224	60,000	160

Ending balance	134,938,365	307,158	134,293,890	305,167
c) Common shares
The common shares of the Company are inclusive of Common Voting Shares, Variable Voting Shares and Non-Voting Shares. As at June 30, 2019, the Company had 32,198,166 Common Voting Shares, 102,740,199 Variable Voting Shares and nil Non-Voting Shares issued and outstanding (2018 - 99,510,508; 34,783,382; and nil, respectively).
During the year ended June 30, 2019, the Company did not issue any common shares as part of the shareholder enrollment in the Company's dividend reinvestment program (2018 - 108,180 at $3.87).
During the year ended June 30, 2019, the Company issued 100,390 common shares, at an average price of $2.25 as part of the Company’s employee share purchase plan (2018 - 43,496 at $4.58).
During the year ended June 30, 2019, the Company issued 78,460 common shares, at an average price of $6.89 as part of the Company’s performance share unit plan (2018 - 20,666 at $3.34).
During the year ended June 30, 2019, 465,625 common shares were issued out of treasury at an average price of $1.79 upon exercise of stock options (2018 - 60,000 at $1.81).

(29)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

d) Stock options

As at June 30, 2019 and 2018, the Company had the following stock options outstanding:

		Weighted average
	Number of	exercise price
	options	per stock option

Outstanding at June 30, 2017	8,819,525	6.93
Granted	1,920,000	5.69
Forfeited	(2,431,050)	7.85
Expired	(125,000)	7.13
Exercised	(60,000)	1.81
Outstanding at June 30, 2018	8,123,475	6.41

Granted	5,069,016	1.66
Forfeited	(1,946,250)	6.67
Expired	(810,000)	3.81
Exercised	(465,625)	1.79
Outstanding at June 30, 2019	9,970,616	4.38

Exercisable at June 30, 2019	3,205,050	7.56

The total maximum number of common shares to be reserved for issuance through the Company's option plan at June 30, 2019 is 8.5% (2018 - 8.5%) of the total number of outstanding common shares at any time. As at June 30, 2019, this amounted to 11,469,761 (2018 - 11,414,980).

On September 27, 2018, 4,046,500 options were granted to directors, officers and employees with an exercise price of $1.51 per common share. Included in this option grant were 3,046,500 that vest over four years and expire in seven years, and 1,000,000 that vest if the shares of DHX Media traded on the TSX reach a target price of $10 and expire in seven years.

On November 16, 2018, 272,516 options were granted to directors, officers and employees with an exercise price of $2.81 per common share, all of which vest over four years and expire in seven years.

On February 15, 2019, 300,000 options were granted to directors, officers and employees with an exercise price of $2.26 per common share, all of which vest over four years and expire in seven years.

On May 17, 2019, 300,000 options were granted to a director with an exercise price of $1.80 per common share, vesting over 10 months subject to meeting certain performance conditions.

On June 10, 2019, 150,000 options were granted to an employee with an exercise price of $2.04 per common share, vesting over four years and an expiry of seven years.

(30)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

The weighted average grant date value of stock options and assumptions using the Black-Scholes option pricing model for the year ended June 30, 2019 and 2018 are as follows:

	2019	2018

Weighted average grant date value	$1.68	$1.67
Risk-free rate	2.19%	1.45%
Expected option life	5 years	5 years
Expected volatility	46%	36%
Expected dividend yield	—%	1.35%

During the year ended June 30, 2019, the compensation expense recognized as a result of stock options was $1,277 (2018 - $2,159), with a corresponding adjustment to contributed surplus.

Information related to options outstanding at June 30, 2019 is presented below.

		Weighted	Weighted		Weighted
	Number	average	average	Number	average
	outstanding at	remaining	exercise	outstanding at	exercise
Range of	June 30,	contractual life	price	June 30,	price
exercise prices	2019	years		$2018	$

$1.50 - $3.49	5,034,016	6.33	1.66	655,625	2.03
$3.50 - $5.49	300,000	5.26	5.47	1,170,000	4.43
$5.50 - $7.49	2,672,100	4.18	6.43	4,027,100	6.57
$7.50 - $9.49	1,964,500	1.53	8.37	2,270,750	8.40

Total	9,970,616	4.78	4.38	8,123,475	6.41

e) Performance share unit plan

On December 16, 2015, the Company's Shareholders approved the Plan for eligible employees of the Company. During the year ended June 30, 2017, and in two separate awards, the Company granted certain eligible employees a target number of PSUs that vest over a three-year period. On the vesting date, each eligible employee will receive one common share for each PSU as settlement.
As at June 30, 2019, there were 55,198 PSUs (2018 - 207,270 PSUs) outstanding. During the year ended June 30, 2019, an expense of $43 was recognized for the vesting of PSUs (2018 - $791 expense) in share-based compensation expense, with a corresponding adjustment to contributed surplus.

During the year ended June 30, 2019, 148,689 PSUs were exercised of which 70,229 PSUs were withheld by the Company to settle employee tax withholding liabilities, and 3,383 PSUs were forfeited.

On July 5, 2019, subsequent to year end, all remaining PSUs were exercised and settled.

f) Deferred share unit plan

During the year ended June 30, 2019, the Company granted directors 128,587 DSUs and recognized an expense of $244 (2018 - $nil) in share-based compensation expense. DSUs are classified as a cash-settled share-based award and included in other long-term liabilities in the consolidated balance sheet.

(31)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

g) Long-term incentive plan

During the year ended June 30, 2019, the Company recognized an expense of $228 (2018 - $nil) in share-based compensation expense. The LTIP plan is cash-settled and proceeds are used to purchase common shares in the open market and transfered to eligible employees.

h) Share-based compensation expense

During the year ended June 30, 2019 and 2018, share-based compensation expense was comprised of equity-settled and cash-settled share-based compensation expense as follows:

	June 30, 2019	June 30, 2018
	$	$
Equity-settled expense	1,354	2,950
Cash-settled expense	472	—

Total share-based compensation expense	1,826	2,950

14 Government financing and assistance
During the year ended June 30, 2019, investment in film was reduced by $4,549 (2018 - $1,667) related to non-repayable contributions from the Canadian Media Fund license fee program. During the year ended June 30, 2019, investment in film and television programs was reduced by $17,558 (2018 - $15,618) for tax credits related to production activities. Lastly, during the year ended June 30, 2019, the Company received $47,164, in government financing and assistance (2018 - $63,464).

Amounts receivable from the Canadian federal government and other government agencies in connection with production financing represented 35% of total amounts receivable at June 30, 2019 (2018 - 36%). Certain of these amounts are subject to audit by the government agency. The Company adjusts amounts receivable from Canadian federal government and other government agencies including federal and provincial tax credits receivable, in connection with production financing, quarterly and yearly, for any known differences arising from internal or external audit of these balances.

(32)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

15	Income taxes
Significant components of the Company’s net deferred income tax liability as at June 30, 2019 and June 30, 2018 are as follows:

	June 30, 2019	June 30, 2018
	$	$

Broadcast licenses	(17,967)	(17,967)
Tangible benefit obligation	1,644	2,171
Deferred revenue	372	—
Foreign tax credits	4,238	2,324
Property and equipment	1,501	697
Share issuance costs and deferred financing fees	(759)	(1,603)
Investment in film and television programs and acquired and library content	(16,146)	(27,568)
Intangible assets	2,094	(9,633)
Non-capital losses and other	8,617	33,900

Net deferred income tax liability	(16,406)	(17,679)

In the fourth quarter of 2019, the Company recorded a deferred tax expense of $21.7 million related to the de-recognition of the deferred tax asset in Canada. The recognition of the Canadian net operating losses is dependent upon the future taxable income and the ability under Canadian tax law to utilize its net operating losses. Based on the current forecast of Canadian taxable income, it is no longer probable that the losses will be utilized. The ending balance of deferred tax asset not recognized of $21 million (2018 - $nil), relates to the Canadian non-capital loss carry forwards which begin to expire in the 2033 taxation year. The de-recognition of the deferred tax asset related to the net operating losses does not constrain the Company's ability to utilize it against future income in Canada.

Deferred income tax liabilities have not been recognized for the withholding tax and other taxes that would be payable on unremitted earnings of certain subsidiaries, as such amounts are permanently reinvested. Unremitted earnings totaled $81,879 at June 30, 2019 (June 30, 2018 - $72,648).

(33)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

The reconciliation of income taxes computed at the statutory tax rates to income tax expense (recovery) is as follows:

	June 30, 2019	June 30, 2018
	$	$

Income tax expense (recovery) based on combined federal and provincial tax rates of 31% (June 30, 2018 - 31%)	(25,391)	(1,664)
Income taxes increased (reduced) by:
Share-based compensation	7	915
Non-taxable or non-deductible portion of capital gain/(loss)	(4,768)	(1,024)
Tax rate differential	10,536	3,675
Non-controlling interest	(5,946)	(2,223)
Tax rate change on opening balance	—	2,120
Derecognition of deferred tax assets	21,743	—
Other	113	(308)
Provision for income taxes	(3,706)	1,491

The Company operates in multiple jurisdictions with differing tax rates. The Company’s effective tax rates are dependent on the jurisdiction to which income relates.

(34)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

16    Non-controlling interest and partial disposal of interest in subsidiary

On July 23, 2018, the Company completed the sale of a non-controlling interest in its Peanuts subsidiary ("Peanuts") to Sony Music Entertainment (Japan) Inc. ("SMEJ"). SMEJ acquired 49% of the Company's 80% interest in Peanuts for gross proceeds of $234,610 and net proceeds of $214,112 (net of transaction costs of $8,720 and taxes of $11,778). The Company recorded an increase to non-controlling interest of $174,596 on the sale to SMEJ. Subsequent to the sale, the Company held a 41% interest in Peanuts, SMEJ held a 39% interest, and the members of the family of Charles M. Schulz held a 20% interest. Subsequent to the sale, the Company continued to control Peanuts and therefore consolidated 100% of Peanuts.

As at June 30, 2019, the Company's consolidated non-controlling interest of $256,945 included in the consolidated balance sheet primarily related to its subsidiary, Peanuts Worldwide LLC (DE).

The following tables summarizes the information of Peanuts Worldwide LLC (DE), before intercompany eliminations:

	June 30, 2019	June 30, 2018
	$	$
Current assets	97,628	89,891
Non-current assets	426,810	440,842
Current liabilities	(48,560)	(43,041)
	—	(2,654)
Net assets	475,878	485,038

Revenue	149,625	137,918
Total expenses	(108,667)	(100,929)
Net income and comprehensive income	40,958	36,989

(35)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

17	Finance costs
Finance costs comprised of the following:

	June 30, 2019	June 30, 2018
	$	$
Finance costs
Interest income	(2,036)	(1,147)
Interest expense on bank indebtedness	426	788
Accretion of tangible benefit obligation	420	539
Interest on long-term debt	37,239	42,661
Interest on completed and released productions	1,820	—
Amortization of deferred financing fees	3,628	4,992
Write-down of term facility unamortized issue costs	7,641	—
Accretion on Senior Unsecured Convertible Debentures	2,395	1,586
Interest on finance leases	703	690
	52,236	50,109

Interest income is comprised of accretion on long-term amounts receivable and cash interest earned on bank deposits.

(36)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

18 Expenses by nature and employee benefit expense
The following sets out the expenses by nature:

	June 30, 2019	June 30, 2018
	$	$
Direct production and new media costs	197,919	192,143
Expense of film and television programs	40,165	33,554
Expense of film and broadcast rights for broadcasting	14,919	18,546
Write-down of investment in film and television programs and acquired and library content	37,145	10,968
Development, integration and other	1,661	10,554
Impairment of intangible assets	67,726	1,059
Amortization of acquired and library content	14,431	15,916
Office and administrative	21,664	21,704
Finance costs, changes in fair value of embedded derivative, and foreign exchange	43,970	46,558
Investor relations and marketing	3,579	3,322
Professional and regulatory	6,401	7,804
Amortization of property and equipment and intangible assets	22,651	24,174
	472,231	386,302

The following sets out the components of employee benefits expense:
Salaries and employee benefits	47,651	50,421
Share-based compensation (note 13(h))	1,826	2,950
	49,477	53,371
	521,708	439,673

(37)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

19 Financial instruments

a)	Credit risk

Credit risk arises from cash, cash held in trust as well as credit exposure to customers, including outstanding trade receivables. The Company manages credit risk on cash and cash equivalents by ensuring that the counterparties are banks, governments and government agencies with high credit ratings.
The maximum exposure to credit risk for cash, cash held in trust and trade receivables approximate the amount recorded on the consolidated balance sheet of $237,018 at June 30, 2019 (2018 - $228,542).
The balance of trade amounts receivable are mainly with Canadian broadcasters and large international distribution companies. Management manages credit risk by regularly reviewing aged accounts receivables and appropriate credit analysis. The Company has booked an allowance for doubtful accounts of approximately 3.40% against the gross amounts for certain trade amounts receivable and management believes that the net amount of trade amounts receivable is fully collectible. In assessing credit risk, management includes in its assessment the long-term receivables and considers what impact the long-term nature of the receivable has on credit risk. This reduces the risk, as the Company is only exposed to the amounts receivable related to the revenue it records.

b)	Interest rate risk

The Company is exposed to interest rate risk arising from fluctuations in interest rates as its interim production financing, certain long-term debt and a portion of cash and cash equivalents and cash held in trust bear interest at floating rates. A 1% (100 bps) fluctuation in the interest rate on the Company's variable rate debt instruments would have an approximate $4,000 to $5,000 effect on net income before income taxes.

c)	Liquidity risk

The Company manages liquidity by forecasting and monitoring operating cash flows and through the use of finance leases, interim production financing and maintaining revolving credit facilities. As at June 30, 2019, the Company had cash on hand of $39,999 (June 30, 2018 - $46,550).
Results of operations for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. Consequently, the Company’s results from operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. During the initial broadcast of the rights, the Company is somewhat reliant on the broadcaster’s budget and financing cycles and at times the license period gets delayed and commences at a later date than originally projected.
The Company’s film and television revenues vary significantly from quarter to quarter driven by contracted deliveries with the primary broadcasters. Although with the Company’s recent diversification of its revenue mix, particularly in the strengthening of the distribution revenue stream and addition of the broadcasting revenue stream, some of the quarterly unevenness is improving slightly and becoming more predictable. Distribution revenues are contract and demand driven and can fluctuate significantly from year-to-year. The Company maintains appropriate cash balances and has access to financing facilities to manage fluctuating cash flows.
The Company obtains interim production financing to provide funds until such time as the federal and provincial film tax credits are collected. Upon collection of the film tax credits, the related interim production financing is repaid.

(38)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

d)	Currency risk

The Company’s activities involve holding foreign currencies and incurring production costs and earning revenues denominated in foreign currencies. These activities result in exposure to fluctuations in foreign currency exchange rates. The Company periodically enters into foreign exchange purchases contracts to manage its foreign exchange risk on USD, GBP and Euro denominate contracts. At June 30, 2019, the Company revalued its financial instruments denominated in a foreign currency at the prevailing exchange rates. A 1% change in the USD, GBP, JPY or Euro foreign exchange rates would have an approximate $6,000 effect on net income and comprehensive income.
Contractual maturity analysis for financial liabilities

		Less than	1 to 3	4 to 5	After 5
	Total	1 year	years	years	years
	$	$	$	$	$

Accounts payable and accrued liabilities	103,487	103,487	—	—	—
Interim production financing	92,448	92,448	—	—	—
Other long-term liabilities	3,283	—	3,283	—	—
Senior unsecured convertible debentures	183,198	8,225	16,450	16,450	142,073
Term facility	470,656	19,018	23,035	428,603	—
Finance lease obligations	6,589	3,362	3,187	40	—

	859,661	226,540	45,955	445,093	142,073

Contractual payments in the table above includes fixed rate interest payments but excludes variable rate interest payments and are not discounted. Other long-term liabilities exclude deferred lease inducements as these do not require any future contractual payments.

e)	Fair values

Financial instruments recorded at fair value on the consolidated balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The value hierarchy has the following levels:

Level 1 -	Valuation based on quoted prices observed in active markets for identical assets and liabilities.
Level 2 -
Valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 -	Valuation techniques with significant unobservable market inputs.

A financial instrument is classified to the lowest of the hierarchy for which a significant input has been considered in measuring fair value.

Fair value estimates are made at a specific point in time based on relevant market information. These are estimates and involve uncertainties and matters of significant judgment and cannot be determined with precision. Changes in assumptions and estimates could significantly affect fair values.

(39)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

Financial assets and liabilities measured at fair value

	June 30, 2019		June 30, 2018
	Fair value hierarchy	Fair value(1)	Fair value hierarchy	Fair value(1)
		$		$
Embedded Derivatives(2)	Level 2	(4,755)	Level 2	(11,940)

(1) The Company values its derivatives using valuations that are calibrated to the initial trade prices. Subsequent valuations are based on observable inputs to the valuation model.
(2) The fair value of embedded derivatives are estimated using valuation models.

Financial assets and liabilities not measured at fair value

The carrying amounts reported on the consolidated financial statements for cash on hand, cash held in trust, amounts receivables and accounts payable and accrued liabilities all approximate their fair values due to their immediate or short-term nature. Bank indebtedness was renegotiated during the previous year to reflect current interest rates; therefore, management believes the carrying amounts also approximate their fair values. Cash has a hierarchy of Level 1, all other values listed above are listed as Level 3.

The carrying amount of all financial instruments presented in the consolidated balance sheet approximate their fair values, except for the Senior Unsecured Convertible Debentures as follows:

	June 30, 2019			June 30, 2018
	Fair value hierarchy	Fair value liability	Carrying value	Fair value hierarchy	Fair value liability	Carrying value
		$	$		$	$
Senior Unsecured Convertible Debentures(1)	Level 1	103,600	116,096	Level 1	123,200	112,870

(1) The fair value of the convertible debentures is based on market quotes as these are actively traded on the open exchange.

(40)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

20	Commitments and contingencies

Commitments

The Company has entered into various operating and capital leases for premises and equipment. The future aggregate minimum payments are as follows:

	Operating Leases	Capital Leases	Total
	$	$	$

Less than 1 year	8,137	3,362	11,499
1 to 5 years	21,271	3,227	24,498
Beyond 5 years	11,065	—	11,065
Total	40,473	6,589	47,062

The Company has entered into various contracts to buy broadcast rights with future commitments totaling $13,966.

Contingencies

The Company is, from time-to-time, involved in various claims, legal proceedings and complaints arising in the normal course of business and as such, provisions have been recorded where appropriate. Management does not believe that the final determination of these claims will have a material adverse effect on the financial position or results of operations of the Company.

21	Capital disclosures

The Company’s objectives when managing capital are to provide an adequate return to shareholders, safeguard its assets, maintain a competitive cost structure and continue as a going concern in order to pursue the development, production, distribution and licensing of its film and television properties and broadcast operations. The balance of the Company’s cash is being used to maximize ongoing development and reduce leverage.

The Company’s capital at June 30, 2019 and June 30, 2018 is summarized in the table below:

	June 30, 2019	June 30, 2018
	$	$

Total bank indebtedness, long-term debt and obligations under capital leases, excluding interim production financing	534,068	772,920
Less: Cash	(39,999)	(46,550)
Net debt	494,069	726,370
Total Shareholders’ Equity	499,978	400,792

	994,047	1,127,162

To facilitate the management of its capital structure, the Company prepares annual expenditure operating budgets that are updated as necessary depending on various factors including industry conditions and operating cash flows. These budgets are regularly reviewed by the Board of Directors.

(41)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

22 Earnings or loss per common share

a)	Basic
Basic earnings or loss per share is calculated by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of common shares outstanding during the year.

	June 30, 2019	June 30, 2018
	$	$

Net loss attributable to shareholders of the Company	(101,494)	(14,060)
Weighted average number of common shares outstanding (in 000's)	134,828	134,506

Basic loss per share	(0.75)	(0.10)

b)	Diluted
Diluted earnings or loss per share reflect the potential dilutive effect that could occur if additional common shares were assumed to be issued under securities or instruments that may entitle their holders to obtain common shares in the future. Dilution could occur through the exercise of stock options, the exercise of PSUs, or the exercise of the conversion option of the convertible debentures. The number of additional shares for inclusion in the diluted earnings per share calculation was determined using the treasury stock method.

For both fiscal years ended June 30, 2019 and 2018, the diluted weighted average number of common shares outstanding is the same as the basic weighted average number of common shares outstanding, as the Company had a net loss for the period and the exercise of any potentially dilutive instruments would be anti-dilutive.

	June 30, 2019	June 30, 2018
	$	$

Net loss attributable to shareholders of the Company	(101,494)	(14,060)

Weighted average number of common shares (in 000's)	134,828	134,506
Dilutive effect of share-based compensation (in 000's)	—	—
Weighted average number of diluted shares outstanding	134,828	134,506

Diluted loss per share	(0.75)	(0.10)

(42)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

23	Statement of cash flows - supplementary information
Net change in non-cash balances related to operations

	June 30,	June 30,
	2019	2018
	$	$

Decrease (increase) in amounts receivable	(13,642)	7,345
Decrease (increase) in prepaid expenses and other	1,430	1,512
Decrease (increase) in long-term amounts receivable	4,471	7,713
Increase (decrease) in accounts payable and accrued liabilities	(30,743)	(42,165)
Increase (decrease) in deferred revenue	10,288	(5,558)
Tangible benefit obligation payments	(2,406)	(859)

	(30,602)	(32,012)

During the year, the Company paid and received the following:
	June 30,	June 30,
	2019	2018
	$	$

Interest paid	39,850	45,156
Interest received	416	342
Taxes paid	8,151	3,694
Net change in film and television programs

	June 30,	June 30,
	2019	2018
	$	$
Decrease (increase) in development	553	(434)
Decrease (increase) in productions in progress	5,687	19,769
Decrease (increase) in productions completed and released	(38,527)	(52,854)
Expense of film and television programs	40,165	33,554
Decrease (increase) in program and film rights - broadcasting	(13,523)	(14,110)
Expense of film and broadcast rights for broadcasting	14,919	18,546
	9,274	4,471

(43)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

Reconciliation between the opening and closing balances on the consolidated balance sheet arising from financing activities

		Senior
		unsecured
	Term	convertible	Finance
	facility	debentures	leases	Total
	$	$	$	$
Balance - June 30, 2018	623,066	124,747	8,757	756,570
Repayments	(223,795)	—	(6,197)	(229,992)
Total financing cash flow activities	(223,795)	—	(6,197)	(229,992)

Amortization of deferred financing costs	2,735	893	—	3,628
Write-down of term facility unamortized issue costs	7,641	—	—	7,641
New finance leases	—	—	2,924	2,924
Change in fair value of embedded derivatives	—	(7,185)	—	(7,185)
Accretion expense	—	2,395	703	3,098
Unrealized foreign exchange gain	(2,616)	—	—	(2,616)
				—
Total financing non-cash activities	7,760	(3,897)	3,627	7,490
				—
Balance - June 30, 2019	407,031	120,850	6,187	534,068

			Senior
			unsecured	Senior
	Term	Special	convertible	unsecured	Finance
	facility	warrants	debentures	notes	leases	Total
	$	$	$	$	$	$

Balance - June 30, 2017	616,339	133,751	—	225,000	8,245	983,335
Repayments	(6,651)	—	(313)	(225,000)	(5,338)	(237,302)
Total financing cash flow activities	(6,651)	—	(313)	(225,000)	(5,338)	(237,302)

Conversion to Senior Unsecured Convertible Debentures	—	(133,751)	133,751	—	—	—
Amortization of deferred financing costs	4,018	—	974	—	—	4,992
New finance leases	—	—	—	—	5,160	5,160
Change in fair value of embedded derivatives	—	—	(11,251)	—	—	(11,251)
Accretion expense	—	—	1,586	—	690	2,276
Unrealized foreign exchange gain	9,360	—	—	—	—	9,360
Total financing non-cash activities	13,378	(133,751)	125,060	—	5,850	10,537
Balance - June 30, 2018	623,066	—	124,747	—	8,757	756,570

(44)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

24	Revenues and segmented information
The Company operates production entities and offices throughout Canada, the United States and Europe. In evaluating performance, the Chief Operating Decision Maker ("CODM") does not distinguish or group its production, distribution and merchandising operations ("Content Business") on a geographic basis. The Company has determined that it has three reportable segments being the Content Business, CPLG, which manages copyrights, licensing and brands for third parties and DHX Television.

	Year Ended June 30, 2019
	CPLG	DHX Television	Content	Consolidated
	$	$	$	$
Revenues	14,320	52,469	373,011	439,800
Direct production costs and expense of film and television produced, and selling, general and administrative	14,254	27,886	269,803	311,943
Segment profit	66	24,583	103,208	127,857

Corporate selling, general and administrative				22,181
Amortization of property and equipment and intangible assets				22,651
Finance costs				52,236
Foreign exchange gain				(1,081)
Change in fair value of embedded derivative				(7,185)
Amortization of acquired and library content				14,431
Write-down of investment in film and television programs and acquired and library content and impairment of intangible assets				104,871
Development, integration and other				1,661
Loss before income taxes				(81,908)

	Year Ended June 30, 2018
	CPLG	DHX Television	Content	Consolidated
	$	$	$	$
Revenues	13,034	55,014	366,368	434,416
Direct production costs and expense of film and television produced, and selling, general and administrative	15,285	33,459	257,891	306,635
Segment profit/(loss)	(2,251)	21,555	108,477	127,781

Corporate selling, general and administrative				23,809
Amortization of property and equipment and intangible assets				24,174
Finance costs				50,109
Foreign exchange loss				7,700
Change in fair value of embedded derivative				(11,251)
Amortization of acquired and library content				15,916
Write-down of investment in film and television programs and acquired and library content				12,027
Development, integration and other				10,554
Loss before income taxes				(5,257)

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DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

The following table presents further components of revenue derived from the following areas:

	June 30, 2019	June 30, 2018
	$	$

Content
Production revenue	22,239	19,793
Distribution revenue	128,793	124,093
Merchandising and licensing and other revenue	160,252	144,712
Producer and service fee revenue	61,727	77,770

	373,011	366,368

DHX Television
Subscriber revenue	47,425	51,102
Promotion and advertising revenue	5,044	3,912

	52,469	55,014

CPLG
Third party brand representation revenue	14,320	13,034

	439,800	434,416

Of the Company’s $439,800 in revenues for the year ended June 30, 2019 (2018 - $434,416), $161,870 was attributable to the Company’s entities based in Canada (2018 - $168,038), $158,072 (2018 - $144,940) was attributable to the Company’s entities based in the USA, $107,525 (2018 - $109,024) was attributable to the Companies entities based in the UK and $12,333 (2018 - $12,414) was attributable to entities based outside of Canada, the USA and the UK.

As at June 30, 2019, the following non-current assets were attributable to the Company’s entities based in the USA: $21 of property and equipment, $353,305 of intangible assets, and $26,271 of goodwill (2018 - $67, $423,485, and $26,399, respectively). As at June 30, 2019, the following non-current assets were attributable to the Company’s entities based outside of Canada and the USA: $1,551 of property and equipment, $24,990 of intangible assets and $4,420 of goodwill (2018 - $1,872, $30,332, and $5,334 respectively). All other non-current assets were attributable to the Company’s entities based in Canada.

25    Subsequent events
Subsequent to year end, the Company initiated a reorganization of its management team to simplify the organizational structure and reduce costs. These initiatives began in Q1 2020 and as a result, the Company expects to incur a one-time reorganization charge.

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